July 19, 2019

Kimberly Fontan
Senior Vice President and Chief Accounting Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

       Re: Entergy Corporation
           Form 10-K for the Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-11299

Dear Ms. Fontan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products